EXHIBIT 99.2

                          DOCUMENT CUSTODY AUDIT REPORT

                                                                    EXHIBIT 99.2
                                                                    ------------

                           [ERNST & YOUNG LETTERHEAD]

                                                                 [MARKED "COPY"]

10 December 2001

Ms. Monica Stephen
Perpetual Trustee Company Limited
39 Hunter Street
SYDNEY NSW 2000

Dear Madam

DOCUMENT CUSTODY PROCEDURES - 30 SEPTEMBER 2001

o    Series 1997-1 Medallion Trust
o    Series 1998-1 Medallion Trust
o    Series 2000-1G Medallion Trust
o    Series 2000-2G Medallion Trust
o    Series 2001-1G Medallion Trust


1.   TERMS OF ENGAGEMENT

Commonwealth Bank of Australia ("CBA"), as Seller and Servicer of the Series 1997-1 Medallion Trust, Series 1998-1 Medallion Trust, Series 2000-1G Medallion Trust, Series 2000-2G Medallion Trust and Series 2001-1G Medallion Trust (the "Trusts"), by letters of instruction dated 29 May 2001, engaged us to perform certain procedures in connection with CBA's role as custodian of the mortgage documents forming part of the assets of the Trusts. The engagement is pursuant to the requirements of clause 25.6 of the Trusts' Series Supplement (the "Deed").

Our engagement was undertaken in accordance with Australian Auditing Standards applicable to agreed upon procedure engagements. The responsibility for determining the adequacy or otherwise of the procedures agreed to be performed is that of the addressee. We disclaim any assumption of responsibility for the adequacy or otherwise of the procedures requested.


2.   AGREED UPON PROCEDURES

The procedures we agreed to perform, as detailed by CBA in the letters of instruction noted above, are as prescribed in the Deed clauses 25.6(a) and (b). These procedures involved:

     o    review of custodial procedures adopted by CBA; and

     o review of the accuracy of information in respect of the Trusts' mortgage loans contained on the:

     (a)  Security Register; and

     (b)  monthly computer diskette sent to the Trustee.


Responsibility for the performance of the custodial procedures and the preparation of the monthly Trustee information is that of the management of CBA. This includes compliance with the requirements of the Deed, maintenance of adequate accounting records and internal controls.


3.   NATURE AND EXTENT OF PROCEDURES

The agreed upon procedures performed included the following:

3.1. GENERAL

1. Obtained a copy of the Deed prior to commencement of the procedures listed below and read clause 25, "Seller as Custodian of the Mortgage Loan documents" to confirm our understanding of the purpose and scope of the procedures.

2. Obtained a diskette copy of the "Trustee Monthly Report" (sourced directly from the Home Loan System ("HSL")) as at 30 September 2001 for the Series 1997-1, Series 1998-1, Series 2000-1G, Series 2000-2G and Series 2001-1G
     pool of loans, which details information on all the loans held in the Trusts as at that date.

3. Using an automated audit sampling tool, "Audited Command Language" ("ACL"), we performed the following:

     (i) stratified the population by location of security packet, to assess the spread of security packets across the states;

     (ii) ran the sampling tool, to select a sample of the population for audit testing, using a confidence level of 95% and an upper error limit of 5% (as specified by CBA); and

     (iii) printed the report of selected loans ("Sample Report").

The stratification of data provided the following details about the pool of Trust loans and their location in Australia:

Series 1997-1:

        NSW                                   352                       26.63
        QLD                                   208                       15.73
        SA                                     91                        6.88
        VIC                                   539                       40.78
        WA                                    132                        9.98
        ----------------------------------------------------------------------
        TOTAL                               1,322                      100.00

Series 1998-1:

        NSW                                   488                       33.98
        QLD                                   168                       11.70
        SA                                     57                        3.97
        VIC                                   552                       38.44
        WA                                    171                       11.91
        ----------------------------------------------------------------------
        TOTAL                               1,436                      100.00

Series 2000-1G:

        NSW                                 3,951                       32.20
        QLD                                 1,655                       13.49
        SA                                    682                        5.56
        VIC                                 4,243                       34.59
        WA                                  1,737                       14.16
        ----------------------------------------------------------------------
        TOTAL                              12,268                      100.00

Series 2000-2G:

        NSW                                 4,855                       28.53
        QLD                                 3,239                       19.03
        SA                                  1,405                        8.26
        VIC                                 5,405                       31.76
        WA                                  2,114                       12.42
        ----------------------------------------------------------------------
        TOTAL                              17,018                      100.00

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Series 2001-1G:

        NSW                                 8,648                       40.45
        QLD                                 1,744                        8.15
        SA                                  1,305                        6.10
        VIC                                 7,172                       33.53
        WA                                  2,518                       11.77
        ---------------------------------------------------------------------
        TOTAL                              21,387                      100.00


3.2. REVIEW OF CUSTODIAL PROCEDURES

The security packets in relation to the Trusts' loan portfolio are held at CBA's Loan Processing Centres ("LPC") which are located in each capital city. In consultation with CBA it was agreed that each annual review of custodial procedures should be undertaken at the LPC in New South Wales, the LPC in Victoria and the LPC in one other state chosen on a cyclical basis. The cycle of visits is as follows:

o    South Australia;

o    Queensland; and

o    Western Australia.

Our procedures for this review were undertaken at the LPCs in New South Wales, Victoria and Western Australia.

Deed clause 25.7(a) specifies that the review of custodial procedures must consist of reporting on whether:

o the mortgage documents forming part of the assets of the Series Trusts are capable of identification and are distinguishable from the other assets of the Seller (CBA);

o controls exists such that the mortgage documents may not be removed or tampered with except with appropriate authorisation; and

o an appropriate tracking system is in place such that the location of the security packets containing the mortgage documents in respect of the mortgage loans comprising Assets of the Series Trusts can be detected at any time and the location of the mortgage documents (other than the mortgage documents in relation to the First Layer of Collateral Securities but including any Insurance Policy or certificate of currency for an Insurance Policy in relation to a mortgage loan) can be detected at any time.



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


Specific procedures performed were as follows:

1.   Obtained and reviewed a copy of the following:

     o instructions to the LPCs, issued by CBA, in relation to their Custodial Procedure responsibilities, issued at the commencement of the Trusts.

     o confirmation issued by the individual LPCs, confirming the implementation of the Custodial Procedures as outlined in the instructions.

2. At each LPC visited discussions were held with the Manager or Supervisor of the Document Custody Area to ascertain the controls and procedures implemented at that location in relation to the following custodial requirements:

     o separation of and identification of the security packets as securitised;

     o   physical security; and

     o   tracking of these security packets.

3. At each LPC visited a tour of the building and compactus area was undertaken to confirm the representations provided by CBA management on the custodial requirements outlined above.

4. At each LPC visited documented all procedures and controls that have been implemented to ensure the safe custody of the security packets.


3.3. ACCURACY OF INFORMATION

Deed clause 25.7(b) specifies that the review of the accuracy of information in respect of the mortgages must consist of reviewing a sample of security packets in respect of the mortgage loans to determine whether they contain:

     (i)  an original counterpart of the corresponding mortgage;

     (ii) the Certificate of Title (if any) in respect of the Land which is the subject of the mortgage; and

    (iii) (where applicable) any mortgage insurance policy in respect of the corresponding mortgage other than the policy from GE Mortgage Insurance Pty Ltd (GEMI), formerly known as HLIC, for Series 1997-1 and 1998-1, policy from GEMICO for Series 2000-1G, and policy from PMI for Series 2000-2G and 2001-1G.

We are also required to confirm the accuracy of the information in respect of the above contained in both the Security Register and the most recent of the monthly computer diskettes provided to the Trustee. The information contained in the monthly report to the Trustee in terms of Clause 6.1(h), the source of the information and the check to be performed, was tabulated in our letter of instruction, and is as follows:


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
INFORMATION PROVIDED            SOURCE                       ON OR IN SECURITY PACKET     CHECK TO BE
PROVIDED                                                                                  PERFORMED
Location of the packet          HLS/Tracking System          N/A                          HLS to security packet
Mortgage Registration Number    HLS                          Yes                          HLS to security packet
Mortgagor(s)' surname           HLS                          Yes                          HLS to security packet
Title Particulars               HLS                          Yes                          HLS to security packet

The information provided to the Trustee represents the attributes which we examine in our sample testing and we report all exceptions or errors identified thereon.

In carrying out the tests detailed above, our letter of instruction directs us to use the Exception List attached as Appendix 1 to this letter to interpret whether or not an exception was an error for the purposes of this letter. Further, our letter of instruction directs us, in determining whether a mortgage insurance policy other than GEMI (or GEMICO and PMI policies as specified in (iii) above) should be present, to rely on:

o whether or not the Servicer's policy is to allow insurance other than GEMI (or GEMICO and PMI policies as specified in (iii) above), and if so;

o the mortgage insurance details recorded on the Servicer's information system.

In accordance with the terms of the engagements, we conducted an examination on a sample of security packets. Procedures with respect to the accuracy of the information were designed to provide 95% confidence that the upper error limit in the population did not exceed 5%.

The Series 1997-1, Series 1998-1, Series 2000-1G, Series 2000-2G and Series 2001-1G pool of loans as at 30 September 2001 consisted of 1,322, 1,436, 12,268, 17,018 and 21,387 mortgage loans, respectively. As described in the "General"
section 3.1 above, the testing parameters and confidence levels were applied to select our random sample of loans, on which to perform our examination procedures. On this basis, we randomly selected a sample of 60 loans from each pool.



                                       6
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The profile of the sample selected was as follows:

Series 1997-1:

        NSW                                    10                       16.67
        QLD                                    11                       18.33
        SA                                      5                        8.33
        VIC                                    28                       46.67
        WA                                      6                       10.00
        ----------------------------------------------------------------------
        TOTAL                                  60                      100.00

Series 1998-1:

        NSW                                    21                       35.00
        QLD                                     5                        8.33
        SA                                      2                        3.34
        VIC                                    27                       45.00
        WA                                      5                        8.33
        ----------------------------------------------------------------------
        TOTAL                                  60                      100.00

Series 2000-1G:

        NSW                                    16                       26.67
        QLD                                    15                       25.00
        SA                                      2                        3.33
        VIC                                    22                       36.67
        WA                                      5                        8.33
        ----------------------------------------------------------------------
        TOTAL                                  60                      100.00

Series 2000-2G:

        NSW                                    13                       21.67
        QLD                                    19                       31.67
        SA                                      6                       10.00
        VIC                                    17                       28.33
        WA                                      5                        8.33
        ----------------------------------------------------------------------
       TOTAL                                  60                      100.00




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

Series 2001-1G:

        NSW                                    23                       38.33
        QLD                                     7                       11.67
        SA                                      5                        8.33
        VIC                                    24                       40.00
        WA                                      1                        1.67
        ----------------------------------------------------------------------
        TOTAL                                  60                      100.00

Specific procedures performed on the sample selected were as follows:

1.   Examined the security packets to ensure that they contained:

     (i)  an original mortgage;

     (ii) a Certificate of Title to the parcel of land which is subject to the mortgage; and

     (iii) mortgage insurance policy certificate, if loan not insured under the GEMI (or GEMICO and PMI as specified in 3.3(iii) above) policy.

2. Agreed the following information provided on the 30 September 2001 Trustee diskette to the security packets and HLS:

     o    location of the security packets;

     o    mortgage registration number;

     o    mortgagor(s)' surname;

     o    Certificate of Title details; and

     o where applicable, any mortgage insurance policy in respect of the corresponding mortgage other than the GEMI (or GEMICO and PMI as specified in 3.3(iii) above) mortgage insurance policy.

3. If any of the security packets did not contain any of the items listed in step 1 above, explanations were obtained from the relevant CBA personnel regarding the documents not in the packets or whether the security packets or CBA's records indicate the location of the missing documents.

4.   Assessed the reasonableness and viability of any such explanations.

5.   Disclaimer

The procedures outlined in sections 2 and 3 above, do not constitute an audit in accordance with Australian Auditing Standards, and therefore, we do not express any assurance on the relevant information on CBA's document custody systems. Had we performed additional procedures or had we performed an audit in accordancge with Australian Auditing Standards other matters might have come to our attention which would have been reported to you.



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


5.   RESULTS OF AGREED-UPON PROCEDURES

5.1. CUSTODIAL PROCEDURES

During our review of Custodial Procedures of CBA at the LPCs in New South Wales, Victoria and Western Australia, the following aspects were noted:

o consistent use and maintenance of the HLS system at the LPCs as the security packet tracking system. The Record Management System ("RMS"), used by the Conveyancing department, may also be used in the larger LPCs by the Document Custodians, as it enables more detail on the packets to be reviewed;

o physical security of the packet compactus areas appears adequate and reasonable (giving due consideration to the size of the LPC and the number of packets in custody);

o securitised loan packets are kept separate from other loan packets and are clearly identified as "SECURITISED"; and

o security packets in relation to different Series Trusts were clearly identified and separately identifiable within the Securitised area of the compactus rooms; and

o adequate controls appear to exist at the LPCs such that the mortgage documents may not be removed or tampered with, without appropriate authorisation.


5.2.   ACCURACY OF INFORMATION

5.2.1. EXCEPTIONS NOTED DURING TESTING

We have noted a number of minor inconsistencies in respect of mortgagors' names recorded on the HLS system. We have brought these to CBA's attention and all such instances have been rectified.

These exceptions are considered to be "Tolerable Exceptions" in accordance with the attached Exception List.



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


5.2.2. EVALUATION OF SAMPLE RESULTS

The terms of our engagement specified the following testing parameters:


          CONFIDENCE LEVEL                                                 95.0%
          This is the complement of sampling risk. That is, for the purposes of our sample testing, you wish to achieve a 95.0% confidence level that the results from our testing will be statistically accurate. Therefore, you accept that there is a 5.0% chance that our results will not be representative of the population.


          UPPER ERROR LIMIT                                                 5.0%
          The upper error limit is the maximum possible error rate of deviations or exceptions in the population.
          This is the hypothesis that the testing is designed to achieve.

          EXPECTED ERROR RATE                                               0.0%
          Reflects the anticipated rate of error in the population. Given a sample is representative of the population, this is also the expected error rate in the sample. In planning the sample size the expected error rate is the maximum possible rate of deviations or exceptions permitted to achieve the stated confidence level.

In analysing the results of testing it should be appreciated that, depending on the attribute being tested, the error rate can vary significantly (although if errors were detected for any attribute this would have required us to adjust the sample size to achieve the given confidence level). Accordingly, an assessment needs to be made on an item basis to determine the significance of error rates recorded for each of the attributes tested.

As no exceptions other than "Tolerable Exceptions" were noted during testing, we can conclude with 95.0% confidence that for each attribute tested for accuracy of information the maximum possible error rate of deviations or exceptions in the population of each of the Trusts will not exceed 5.0%.


6.   STATEMENT ON CUSTODIAL PERFORMANCE

Deed clauses 25.7(b) and 25.8 specify certain statements to be made as a result of conducting the agreed-upon procedures described in this letter.

On the basis of the above procedures:

     (i) no matter came to our attention that would indicate that the mortgage information provided to the Trustee on a monthly basis is not accurate;

     (ii) no matter came to our attention that would indicate that the custodial procedures adopted by CBA are not satisfactory to ensure that:

          o the mortgage documents forming part of the assets of the Series Trusts are capable of identification and are distinguishable from the other assets of CBA;

         o controls exist such that the mortgage documents may not be removed or tampered with except with appropriate authorisation; and

         o an appropriate tracking system is in place such that the location of the security packets can be detected at any time and the location of the mortgage documents can be detected at any time.

     (iii) in accordance with the following grading system (as defined in Clause
           25.8 of the Deed) we grade CBA's overall custodial performance as B, due the minor exceptions noted.

           A    Good                     All control procedures and accuracy of
                                         information in respect of mortgage loan
                                         testing completed without exception

           B    Satisfactory             Minor exceptions noted

           C   Improvement Required      Base internal controls are in place
                                         but a  number of issues were identified
                                         that need to be resolved for controls
                                         to be considered adequate; and/or
                                         Testing of the information in respect
                                         of mortgage loans identified a number
                                         of minor exceptions which are the
                                         result of non-compliance with the
                                         control system

          D    Adverse                   Major deficiencies in internal controls
                                         were identified.  Cannot rely on the
                                         integrity of the information in
                                         respect of mortgage loans on the
                                         security system and the trustee
                                         diskette

This report is solely for the information of the addresses in connection with the Trusts and is not to be used, circulated or otherwise referred to, in whole or in part without our prior written consent.



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

Please contact Jeff Chamberlain on (02) 9248 4833 or Katya Kuznetsova on (02) 9248 4932 if we can be of further assistance in this matter.

Yours faithfully

/s/ Ernst & Young

ERNST & YOUNG






Attn. Appendix 1: Document Custody Procedures Exception List

cc:   Mr. Tim See, Group Treasury, Commonwealth Bank of Australia
      Ms. Gwenneth O'Shea, Group Treasury, Commonwealth Bank of Australia

                          [Letterhead of Ernst & Young]

APPENDIX 1

DOCUMENT CUSTODY PROCEDURES EXCEPTION LIST

ERRORS                                          TOLERABLE EXCEPTION
                                                (TO BE LISTED BUT
                                                NOT INCLUDED IN
                                                SAMPLE ERROR RATE)

o    Document missing (without reasonable       o Reasonable explanation by
     explanation)                                 Servicer (eg. local practice
                                                  in title office jurisdiction,
                                                  normal course of business)

o    Information recorded on security           o Details record twice
     register contains incomplete or            o Mortgage insurance policy
     misleading details as to:                    number not recorded on system
     - Registered mortgage number               o Any other audit findings
     - Certificate of Title reference; or         which are not Errors as
     - Mortgagor's surname                        defined in this Appendix.

                                  EXHIBIT 99.4

             AUDITED ANNUAL REPORT FOR THE PERIOD ENDED 30 JUNE 2001

                                                                    EXHIBIT 99.4
                                                                    ------------

INDEPENDENT AUDIT REPORT
To the unitholders of the Series 2000-2G Medallion Trust

SCOPE

We have audited the financial report of the Series 2000-2G Medallion Trust for the period ended 30 June 2001 as set out on pages 3 to 16, The Manager is responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the unitholders of the Series 2000-2G Medallion Trust.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and the Trust Deed so as to present a view which is consistent with our understanding of the financial position of the Series 2000-2G Medallion Trust, the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.


AUDIT OPINION

In our opinion, the financial report presents fairly in accordance with applicable Accounting Standards, other mandatory professional reporting requirements and the Trust Deed the financial position of the Series 2000-2G Medallion Trust as at 30 June 2001 and the results of its operations and its cash flows for the period then ended.

Ernst & Young

/s/ ERNST & YOUNG


Sydney
Date:  25 October 2001

                                 SERIES 2000-2G

                                 MEDALLION TRUST



                                  ANNUAL REPORT

                FOR THE PERIOD 14 SEPTEMBER 2000 TO 30 JUNE 2001

SERIES 2000-2G MEDALLION TRUST

MANAGER'S REPORT

The Manager presents its report on the financial statements of to Trust for the period 14 September 2000 to 30 June 2001.

1.   Trust Manager

     The Trust Manager of the Series 2000-2G Medallion Trust for the reporting period was Securitisation Advisory Services Pty Limited.

2.   Principal Activities

     The principal activities of the Trust for the reporting period were the purchase of Mortgage Loans from the Commonwealth Bank of Australia and the issuance of medium-term notes (MTNs) to fund such purchase.

3.   Review of Operations

     The Trust was established under a Master Trust Deed dated 8 October 1997 and a Series Supplement dated 31 August 2000 for the purpose of purchasing Mortgage Loans from the Commonwealth Bank of Australia and issuing medium-term notes to fund such purchase. The issue of Notes to Noteholders and beneficial interest to the Residual Unitholder occurred on 14 September 2000.

4.   Financial Results

     The net operating income in the Trust for the period 14 September 2000 to 30 June 2001 was $5,783,838.

5.   Distributions

     Distribution due and payable to Residual Unitholder in accordance with the Trust Deed as at 30 June 2001 was $5,783,838 for the reporting period.

6.   Significant Changes in State of Affairs

     There were no significant changes in the state of affairs of the Trust in the period 14 September 2000 to 30 June 2001 other than those disclosed in this report or the financial statements.

7.   Significant Events Subsequent to Balance Date

     The Manager is not aware of any other matter or circumstance not otherwise dealt with in this report, or the financial statements, that has significantly affected, or may significantly affect, the operations of the Trust, the result of those operations, or the state of affairs of the Trust in subsequent financial periods.

Signed for and on behalf of Securitisation
Advisory Services Pty Limited as Manager of the Series 2000-2G Medallion Trust,

   /s/ Gary Lynton Mackrell
---------------------------------------
Director
Sydney
25 October 2001

                         SERIES 2000-2G MEDALLION TRUST

                 FINANCIAL PERFORMANCE & DISTRIBUTION STATEMENT

                For the period 14 September 2000 to 30 June 2001

                                                                           NOTE                 14 September 2000
                                                                                                               to
                                                                                                     30 June 2001
STATEMENT OF FINANCIAL PERFORMANCE                                                                              $

Revenue and Expenses from Ordinary Activities

Interest income                                                            2(a)                       125,503,883

Fee income                                                                  2                           2,052,525
                                                                                                     ------------

Total Operating Revenue                                                                               127,556,408

Expenses

Interest expense                                                           2(c)                       108,835,194
Other expenses                                                             2(d)                         7,950,876
Manager's Fees                                                              13                            520,341
Trustee's Fees                                                              13                            129,987
Servicer's Fees                                                             13                          4,336,172
                                                                                                     ------------

Total Operating Expenses                                                                              121,772,570
                                                                                                     ============

Net Operating Income from Ordinary Activities                                                           5,783,838
                                                                                                     ============

STATEMENT OF DISTRIBUTIONS

Net operating income                                                                                    5,783,838
                                                                                                     ------------

Total Distributions paid and payable                                        3                           5,783,838
                                                                                                     ============

                         SERIES 2000-2G MEDALLION TRUST

                         STATEMENT OF FINANCIAL POSITION

                               As at 30 June 2001

                                                                                     NOTE            30 June 2001
ASSETS                                                                                                          $

Cash                                                                                   4                  168,198
Interest Receivable                                                                    5                6,183,104
Due from other financial institution                                                   6               59,479,204
Mortgage Loans                                                                         7            1,893,563,486
Deferred costs                                                                         8                2,776,024
                                                                                                   --------------

TOTAL ASSETS                                                                                        1,962,170,016
                                                                                                   ==============

LIABILITIES

Due to other financial institution                                                     9               10,680,189
Interest Payable                                                                      10                3,714,455
Fees Payable                                                                          11                  563,196
Distribution Payable to Residual Unitholder - Related Party                            3                5,783,838
Notes                                                                                 12            1,937,920,982
                                                                                                   --------------

TOTAL LIABILITIES                                                                                   1,958,663,360
                                                                                                   ==============

NET ASSETS                                                                                              3,506,656
                                                                                                   ==============

TRUST CAPITAL

Trust Corpus                                                                                            3,506,656
                                                                                                   --------------

TOTAL TRUST CAPITAL                                                                                     3,506,656
                                                                                                   ==============

                             2000-2G MEDALLION TRUST

                             STATEMENT OF CASH FLOWS

                For the period 14 September 2000 to 30 June 2001

                                                                           NOTE                 14 September 2000
                                                                                                               to
                                                                                                   30 June 2001 $
CASH FLOWS FROM OPERATING ACTIVITIES

Interest received                                                                                     104,617,251
Fee income received                                                                                     1,634,345

Borrowing cost - interest paid                                                                      (105,120,739)

Fees paid to:
         Manager                                                                                        (499,634)
         Trustee                                                                                        (124,602)
         Servicer                                                                                     (4,163,617)

Other expenses paid                                                                                   (9,735,150)
                                                                                                  ---------------

Net cash flows used in Operating Activities                                 (a)                      (13,392,146)
                                                                                                  ===============

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for purchase of Mortgage Loans                                                           (2,311,800,000)
Increase in principal receivable from other financial institution                                    (47,924,761)
Repayments of Mortgage Loans                                                                         421,803,779
                                                                                                 ----------------

Net cash flows used in Investing Activities                                                       (1,937,920,982)
                                                                                                 ================


CASH FLOWS FROM FINANCING ACTIVITIES

Trust Capital                                                                                           3,506,656
Net increase in notes issued                                                                        1,937,920,982
Proceeds of liquidity facility draw                                                                    10,053,688
                                                                                                   --------------
Net cash flows from by Financing Activities                                                         1,951,481,326
                                                                                                   ==============

Net increase in cash held                                                                                 168,198
Add opening cash brought forward

Closing cash carried forward                                                (b)                           168,198

(a)  Reconciliation of operating income to net cash flows from operations

                                                                                               14 September 2000
                                                                                                              to
                                                                                                    30 June 2001
                                                                                                               $
       Net Operating Income                                                                            5,783,838
       Adjustments for non-cash income & expense items:
       Increase in interest receivable                                                                (6,183,104)
       Increase in interest payable                                                                    3,714,455
       Increase in fees payable                                                                          563,896
       Increase in interest receivable from other financial institution                              (14,703,528)
       Increase in fee income receivable                                                                (418,180)
       Increase in Support Facility payable                                                              626,501
       Deferred costs                                                                                 (2,776,024)
                                                                                                   --------------
       Net cash used in operating activities                                                         (13,392,146)
                                                                                                   ==============

(b)  Reconciliation of Cash
                                                                                                      30/06/2001
                                                                                                               $
     Cash at Bank                                                                                        168,198
                                                                                                   -------------
     Closing cash balance                                                                                168,198
                                                                                                   =============


                         SERIES 2000-2G MEDALLION TRUST

                    NOTES TO AND FORMING PART OF THE ACCOUNTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of Preparation

     The Series 2000-2G Medallion Trust was constituted on 31 August 2000 and will terminate on its Termination Date unless terminated earlier in accordance with the provision of the Master Trust Deed and the Series Supplement. The Termination Date means the earliest of the following dates to occur:

     (i) the date which is 80 years after the date of the constitution of the Series Trust;

     (ii) the date on which the Series Trust terminates by operation of statute or by application of the general principles of law;

     (iii) the date upon which the Series Trust terminates in accordance with the Master Trust Deed or the Series Supplement.

(b)  Historical Cost

     These financial statements have been prepared in accordance with historical cost. Unless otherwise indicated, all amounts are expressed in Australian currency.

(c)  Basis of Accounting

     The financial report is a general purpose financial report which has been prepared in accordance with applicable Accounting Standards, and the requirements of the Trust Deed. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

(d)  Statement of Cash Flows

     For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days.

(e)  Revenue Recognition

     Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The principal sources of revenue are interest income and fees and other income.

     (i)  Interest Income

     Interest income relating to the mortgage loans is brought to account on an accruals basis as earned or incurred.

     (ii) Fees and Other Income

     Fees and other income are taken to income in the period in which they are due and receivable.

(f)  Interest Expense

(g) Interest expenses relating to the medium-term notes and related borrowings are brought to account on an accruals basis as earned or incurred.

(h)  Deferred Costs

     Costs associated with the issue of Medium Term Notes by the Trust have been capitalised and are being amortised on a straight line basis over the life of the Notes.

(i)  Income Tax

     Under current legislation the Trust is not subject to income tax as all taxable income is distributed in full during the period.

(j)  Financial Instruments

     The Accounting policies adopted in relation to financial instruments are set out in Note 15(a).

(k)  Comparative Analysis

     As the Trust began operations during the current financial year, there are no comparative figures.

2.   REVENUE AND EXPENSES

(a)  Interest Revenue

                                                                        14/9/00 to 30/6/01
                                                     Average Balance              Interest    Average Rate
                                                            $                            $          % p.a.
                                                     ---------------    ------------------    ------------
Interest income on Mortgage Loans                      2,161,889,376        120,157,707          7.00
Interest income on amount due from other
financial institution                                    116,557,152          5,346,176          5.77
                                                       -------------        -----------          ----
                                                       2,278,446,528        125,503,883          6.93
                                                       -------------        -----------          ----

(b)  Non-Interest Revenue
                                                              14/9/00 to 30/6/01
                                                                               $
                                                              ------------------
     Fee income                                                        2,052,525
                                                                       2,052,525


(c)  Interest Expense

                                                                        14/9/00 to 30/6/01
                                                       Average Balance            Interest     Average Rate
                                                                     $                   $                $
                                                       ---------------  ------------------     ------------
Interest to Unitholders                                  2,182,723,673         108,395,147         6.27
Interest on liquidity drawdown                              14,269,639             440,047         5.80
                                                         -------------         -----------         ----
                                                         2,196,993,312         108,835,194         6.27
                                                         -------------         -----------         ----


(d)  Other Expenses
                                                              14/9/00 to 30/6/01
                                                                               $
                                                              ------------------

Government duties paid/payable on Mortgage Loan                          300,922
Liquidity & Standby Redraw Facilities Commitment Fees                     68,248
Support Facilities Payments                                            6,451,384
Amortisation of deferred costs                                           730,533
Arranging fee                                                            318,589
Audit fees                                                                 5,768
Other operating expenses                                                  75,432
                                                                      ----------
                                                                       7,950,876
                                                                      ----------


3. DISTRIBUTIONS


                                                              14/9/00 to 30/6/01
                                                                              $
                                                              ------------------
Distribution due and payable to Residual
  Unitholder - Related Party as at 30 June                             5,783,838
                                                                       ---------

                                                                      30/06/2001
                                                                               $
                                                                  --------------
4.  CASH

Cash at Bank                                                             168,198
                                                                  --------------

5.  INTEREST RECEIVABLE

Interest receivable on Mortgage Loans                                  6,183,104
                                                                  --------------

6.  DUE FROM OTHER FINANCIAL INSTITUTION

Monthly Principal and Interest Collections due from Servicer
(Commonwealth Bank  of Australia)                                     59,479,204
                                                                  --------------
                                                                      59,479,204
                                                                  --------------
Maturity Analysis

         Not longer than 3 months                                     59,479,204
         Longer than 3 and not longer than 12 months                           -
         Longer than 1 and not longer than 5 years                             -
         Longer than 5 years                                                   -
                                                                  --------------
                                                                      59,479,204
                                                                  --------------

7.  MORTGAGE LOANS

Mortgage Loans                                                     1,893,563,486
                                                                  --------------
Maturity Analysis*

         Not longer than 3 months                                    102,699,349
         Longer than 3 and not longer than 12 months                 349,496,642
         Longer than 1 and not longer than 5 years                 1,253,083,654
         Longer than 5 years                                         188,283,841
                                                                  --------------
                                                                   1,893,563,486

* Maturity Analysis based on prepayment speed of 24% per annum. The weighted average life of Mortgage Loans is 2.83 years. The majority of the loans have a contractual term of greater than 5 years.

8.   DEFERRED COSTS

Unamortised portion of deferred costs                                  2,776,024
                                                                  --------------

                                                                      30/06/2001
                                                                               $
                                                                  --------------
9.  DUE TO OTHER FINANCIAL INSTITUTION

Swap facility payable                                                    626,501
Liquidity facility draw - related party                               10,053,688
                                                                  --------------
                                                                      10,680,189
                                                                  --------------
10. INTEREST PAYABLE

Liquidity facility interest charge payable                                18,548
Interest payable on Notes                                              3,695,907
                                                                  --------------
                                                                       3,714,455

11. FEES PAYABLE

Government duties and taxes on Mortgage Loans payable                     33,698
Trustee Fee Payable                                                        5,385
Manager Fee Payable                                                       20,707
Servicer Fee Payable                                                     172,555
Liquidity Facility Commitment Fee Payable                                  1,708
Redraw Facility Commitment Fee Payable                                     1,336
Arranging fees payable to SAS                                            318,589
Audit fees payable                                                         5,768
Finance Charge due to Other Creditors                                      4,150
                                                                  --------------
                                                                         563,896
                                                                  --------------

12. NOTES

Medium Term Notes outstanding                                      1,937,920,982
                                                                  --------------

Maturity Analysis*
         Not longer than 3 months                                    111,714,487
         Longer than 3 and not longer than 12 months                 346,236,033
         Longer than 1 and not longer than 5 years                 1,274,702,878
         Longer than 5 years                                         205,267,584
                                                                  --------------
                                                                   1,937,920,982
                                                                  --------------

* Maturity analysis based on prepayment speed of 24% per annum. The weighted average life of Medium Term Notes is 2.83 years.

13.  RELATED PARTY INFORMATION

Management Company
------------------

The Manager of the Series 2000-2G Medallion Trust is Securitisation Advisory Services Pty Limited (ACN 064 133 946) which is a wholly-owned subsidiary of Commonwealth Bank of Australia.


Directors
----------

The names of the persons who were directors of Securitisation Advisory Services Pty Limited during the reporting period are as follows:

Craig Carland
Garry Mackrell
Geoff Steel


Trustee
-------

The Trustee during the reporting period was Perpetual Trustee Company Limited (ACN 000 001 007).


Servicer & Swap Provider
------------------------

The Servicer in relation to the Mortgage Loans and Swap Provider in relation to the interest rate swaps during the reporting period was Commonwealth Bank of Australia (ACN 123 123 124).


Residual Unitholder
-------------------

In accordance with the Master Trust Deed and the Series Supplement, a single unit known as the Residual Unit represents the beneficial interest in the Trust. The initial Residual Unitholder of the Trust is Commonwealth Bank of Australia (ACN 123 123 124).


Related party transactions
--------------------------

Transactions with related parties are set out below (refer Note 15 for Terms and Conditions of these transactions):

                                                              14/9/00 to 30/6/01
                                                                               $
                                                              ------------------

Amount received or receivable in respect of:

     Interest on amount due from other financial institution           5,346,176

Amount paid or payable in respect of:

     Liquidity & Standby Redraw Facilities Commitment Fees                68,248
     Liquidity facility interest charges                                 440,047

Support Facility payments (Swap Provider - net settlement)             6,451,384
Arranging fee payable to Manager                                         318,589
Distribution Payable to Residual Unitholder - Related Party            5,783,838
                                                                     -----------
                                                                      13,062,106
                                                                     ===========

Remuneration paid or payable to:
         Manager                                                         520,341
         Trustee                                                         129,987
         Servicer                                                      4,336,172
                                                                     -----------
                                                                       4,986,500
                                                                     ===========

14.  AUDITORS' REMUNERATION

                                                              14/9/00 to 30/6/01
                                                                               $
                                                              ------------------

     Amounts received or due and receivable by the auditors
       of the Series 2000-2G Medallion Trust
       for
         -  Auditing the annual report                                     5,768
                                                                     ===========


15.  FINANCIAL INSTRUMENTS

(a)  Policy and Conditions

The Trust accounting policies, including the terms, and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at the balance date, are as follows:


-------------------------------------------------------------------------------------------------------------------
(i)  Financial Assets                   Accounting Policy                     Terms & Conditions
-------------------------------------------------------------------------------------------------------------------
Interest Receivable                     Interest is earned on a daily         Interest on Collections are based
(Note 5)                                accruals basis. Balance is carried    on 90-day BBSW.
                                        at nominal amount due.
-------------------------------------------------------------------------------------------------------------------
Due from other Financial                Amount due from other Financial       Amount will be received by the
Institution (Note 6)                    Institution is carried at nominal     Trust on Distribution Date.
                                        amount due and comprises all
                                        Collections for the month by the
                                        Servicer and due to the Trust, and
                                        interest amounts owed to the Trust
                                        by the Swap Provider in relation to
                                        the support facility.
-------------------------------------------------------------------------------------------------------------------
Mortgage Loans (Note 7)                 Mortgage Loans are carried at the     Interest on Mortgage Loans averaged
                                        lower of cost and recoverable         7.00% over the reporting period to
                                        amount which is the balance           30 June 2001.
                                        outstanding on loans which have
                                        been purchased by the Trust from
                                        the Commonwealth Bank as at
                                        reporting date.
-------------------------------------------------------------------------------------------------------------------




                                       15


-------------------------------------------------------------------------------------------------------------------
(ii)  Financial Liabilities             Accounting Policy                     Terms & Conditions
-------------------------------------------------------------------------------------------------------------------
Due to Other Financial Institution      Short-term borrowing is carried at    A Liquidity Facility of $58 Million
(Note 9)                                principal amount. Interest is         is provided by the Commonwealth
                                        charged as an, expense as it          Bank. Interest is charged at margin
                                        accrues.                              over 90-day BBSW on drawn amount on
                                                                              a daily basis and is payable in
                                                                              arrears. A Commitment fee accrues
                                                                              daily and is payable in arrears. A
                                                                              Standby Redraw Facility of $50
                                                                              Million is also provided by the
                                                                              Commonwealth Bank.  Interest is
                                                                              charged at a margin over 90-day
                                                                              BBSW on drawn amount on a daily
                                                                              basis and is payable in arrears. A
                                                                              Commitment fee accrues daily and is
                                                                              payable in arrears. There were no
                                                                              drawings on the Redraw Facility
                                                                              during the period.
-------------------------------------------------------------------------------------------------------------------
                                        The Trust has entered into a basis    Refer to Note 15 (e).
                                        and a fixed rate swap agreement
                                        which are used to hedge against
                                        interest rate mismatch between
                                        Mortgage Loans and Notes, These
                                        swap agreements are not recognised
                                        on the Statement of Financial
                                        Position. Net payments (or
                                        receipts) are recognised as at
                                        reporting date on an accrual basis
                                        as an adjustment to interest
                                        expense (or revenue).
-------------------------------------------------------------------------------------------------------------------
Interest Payable (Note 10)              Interest on MTNs is accrued over      Interest on MTNs is payable on each
                                        the Accrual Period as defined in      Distribution Date at a margin over
                                        the Information Memorandum and        90-day BBSW and calculated at the
                                        carried at nominal amount payable.    beginning of each Accrual Period.
-------------------------------------------------------------------------------------------------------------------
Fees Payable (Note 11)                  Fees Payable are accrued over the     Fees payable to the Servicer,
                                        Accrual Period as defined in the      Trustee, and Manager are in
                                        Information Memorandum and carried    Accordance with the Trust Deed and
                                        at nominal amount payable.            agreed to between the
                                                                              counterparties.
-------------------------------------------------------------------------------------------------------------------
Distribution Payable to Residual        Distribution payable to Residual      Any excess cashflow will be used to
Unitholder (Note 3)                     Unitholder is accrued on a monthly    reimburse any prior shortfall in
                                        basis as the excess cashflow after    scheduled coupon payments and
                                        all expenses have been paid.          Standby Redraw Facility first, with
                                                                              remaining excess payable to
                                                                              Residual Unitholder.
-------------------------------------------------------------------------------------------------------------------
Medium Term Notes issued (Note 12)      The Notes were issued at par with     All Mortgage Loan Principal
                                        an amortising Stated Amount as        Collections by the Servicer are
                                        Mortgage Loan Principal is repaid.    distributed to Noteholders on
                                                                              Distribution Date. Interest on
                                                                              Notes averaged 6.27% over the
                                                                              reporting period to 30 June 2001.
-------------------------------------------------------------------------------------------------------------------
(iii) Trust Capital

Trust Corpus                            The beneficial ownership of the       Not applicable.
                                        Series Trust is held for the
                                        Unitholder, being the Commonwealth
                                        Bank of Australia.
-------------------------------------------------------------------------------------------------------------------

(b)  Interest rate risk

The Trust employs interest rate swaps to provide hedging of interest rate mismatch between Mortgage Loans and Notes issued as a result of the Seller's variable administered rate and the fixed rate charged on the Mortgage Loans. The notional principal amount and nominal interest rates are reset at each Distribution Date. The maturity date of the Basis Swap is 18 December 2031 and 18 July 2006 for the Fixed Rate Swap.

The Trust's exposure to interest rate risks and the effective interest rates (before interest rate swap) of financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:

Financial Instruments

                                                Repricing Period at                                        30/6/2001
                                                    30 June 2001
(i) Financial Assets ($)    Floating        1 year or     Over 1 to 5     More      Non-interest  Total carrying  Weighted
                            Interest Rate   less          years           than 5    bearing       amount as per   average
                                                                          years                   Statement of    interest
                                                                                                  Financial       rate (%)
                                                                                                  Position
                            --------------  ------------  ------------    --------  ------------  -------------   ---------
Cash                               168,198             -             -         -                       168,198        5.77
Interest Receivable                      -             -             -         -       6,183,104       6,183,104       n/a
Due from other financial
institution                     59,479,204             -             -         -               -      59,479,204      5.77
Mortgage Loans               1,416,860,172    58,485,293   418,218,021         -               -   1,893,563,486      7.00
                            --------------  ------------   ------------     -------- ------------  --------------
Total                        1,476,507,574    58,485,293   418,218,021         -       6,183,104   1,959,393,992
                            --------------  ------------   ------------     -------- ------------  --------------

(ii) Financial Liabilities abilities ($)

Due to other financial
   institution                  10,680,189             -             -         -               -      10,680,189      5.80
Interest Payable                         -             -             -         -       3,714,455       3,714,455       n/a
Fees Payable                             -             -             -         -         563,896         563,896       n/a
Distribution Payable to
Residual Unitholder                      -             -             -         -       5,783,838       5,783,838       n/a
Notes                        1,937,920,982             -             -         -               -   1,937,920,982       6.27
                            --------------  ------------   ------------     -------  ------------  -------------
Total                        1,948,601,171             -             -         -      10,062,189   1,958,663,360
                            --------------  ------------   ------------     -------  ------------  -------------
Swap Hedges                    503,640,271  (58,483,293)   (445,154,978)       -               -               -
                            --------------  ------------   ------------     -------  ------------  -------------
Net mismatch                    31,546,674             -    (26,936,957)       -      (3,879,085)        730,632
                            ==============  ============   =============    =======  ============  =============

(c)  Liquidity and cash flow risk

A Liquidity Facility is provided by the Commonwealth Bank of Australia for the purpose of funding certain income shortfalls in the Trust up to the limit of $58Million. This facility terminates on the date on which the Liquidity Facility Provider declares the Facility terminated following an event of default or on Distribution Date occurring on the 31st anniversary of the first Distribution Date.

To the extent that Principal Collections, Other Principal Amounts and Principal Charge-off Reimbursements are insufficient to meet the monthly redraws made by the borrowers, a Standby Redraw Facility provided by the Commonwealth Bank of Australia can be drawn by the Trustee up to the facility limit of $50Million.

(d)  Credit risk exposures

A GEMICO Mortgage Insurance Policy insures the Trustee against credit losses suffered on the Mortgage Loans. The Policy covers all Mortgage Loans with Loan-to-Valuation Ratio (LVR) less than or equal to 80%. Mortgage Loans with greater than 80% LVR are covered by individual mortgage insurance policies, provided by either HLIC or GEMICO.

Mortgage Loans Geographic Distribution                           Loan Balance       % of Loan Balance
                                                                            $                       $
                                                                 ------------       -----------------
Australian Capital Territory                                       37,303,201                   1.97%
New South Wales                                                   500,468,829                 26.431%
Queensland                                                        352,960,234                  18.64%
Victoria                                                          580,187,852                  30.64%
Western Australia                                                 234,612,516                  12.39%
South Australia                                                   143,532,112                   7.58%
Northern Territory                                                 13,065,588                   0.69%
Tasmania                                                           31,433,154                   1.66%
                                                                -------------                 --------
                                                                1,893,563,486                 100.00%
                                                                =============                 =======

(e)  Off-balance sheet financial instruments

As at 30 June 2001, the following swaps were in place between the Trust and the Commonwealth Bank of Australia as Swap Provider:

BASIS SWAP
----------

Floating Administered Rate Payer:                                               The Series 2000-2G Medallion Trust
Floating Administered Rate:                                                     6.7949%
Floating BBSW Rate Payer:                                                       Commonwealth Bank of Australia
Floating 30 day BBSW Rate + 1.03%p.a. margin:                                   6.0100%
Floating Rate Day count:                                                        Actual/365
Calculation Period:                                                             18 June to 18 September 2001
Payment Date:                                                                   18 September 2001
Notional Principal Amount:                                                      $1,437,863,002


FIXED RATE SWAP
---------------
Fixed Rate Payer:                                                               The Series 2000-2G Medallion Trust
Fixed Rate:                                                                     7.025%
Floating Rate Payer:                                                            Commonwealth Bank of Australia
Floating 30 day BBSW Rate + 1.03%p.a. margin:                                   6.0100%
Fixed Rate Day count:                                                           Actual/365
Calculation Period:                                                             18 June to 18 September 2001
Payment Date:                                                                   18 September 2001
Notional Principal Amount:                                                      $503,640,271

                                       18

CROSS CURRENCY SWAP
-------------------
AUD Payer:                                                                      The Series 2000-2G Medallion Trust
Notional AUD Principal Amount:                                                  $788,344,270
Floating 90 day BBSW Rate + 0.3778%p.a.                                         5.35780%
AUD Rate Day count:                                                             Actual/365
USD Payer:                                                                      Commonwealth Bank of Australia
Notional USD Principal Amount:                                                  $443,443,652
Floating 90 day US LIBOR Rate + 0.20%p.a.                                       4.0775%
USD Rate Day count:                                                             Actual/360
AUD/USD Fixed Exchange Rate:                                                    0.5625
Calculation Period:                                                             18 June to 18 September 2001
Payment Date:                                                                   18 September 2001

As at 30 June 2001, the following swap was in place between the Trust and the Merrill Lynch Capital Services as Swap Provider:

CROSS CURRENCY SWAP
-------------------
AUD Payer:                                                                      The Series 2000-2G Medallion Trust
Notional AUD Principal Amount:                                                  $788,344,270
Floating 90 day BBSW Rate + 0.3670%p.a.                                         5.3470%
AUD Rate Day count:                                                             Actual/365
USD Payer:                                                                      Merrill Lynch Capital Services
Notional USD Principal Amount:                                                  $443,443,652
Floating 90 day US LIBOR Rate + 0.20%p.a.                                       4.07750%
USD Rate Day count:                                                             Actual/360
AUD/USD Fixed Exchange Rate:                                                    0.5625
Calculation Period:                                                             18 June to 18 September 2001
Payment Date:                                                                   18 September 2001


(f)  NET FAIR VALUES

The aggregate net fair values of financial assets and financial liabilities, both recognised and unrecognised, at the balance sheet date are as follows:

FINANCIAL INSTRUMENTS

                                                                           30/6/2001
                                                     Total carrying amount as         Aggregate Net Fair Value
                                                   per Statement of Financial
                                                                     Position


(i) Financial Assets ($)
Cash                                                                  168,198                          168,198
Interest Receivable                                                 6,183,104                        6,183,104
Due from Other Financial Institution                               59,479,204                       59,479,204
Mortgage Loans                                                  1,893,563,486                    1,898,782,295
                                                                -------------                    -------------
Total                                                           1,959,393,992                    1,964,612,801
                                                                -------------                    -------------

                                       19

(ii) Financial Liabilities ($)
Due to other financial institution                                 10,680,189                       10,680,189
Interest Payable                                                    3,714,455                        3,714,455
Fees Payable                                                          563,896                          563,896
Distribution Payable to Residual Unitholder                         5,783,838                        5,783,838
Notes                                                           1,937,920,982                    1,952,416,722
                                                                -------------                    -------------
Total                                                           1,958,663,360                    1,973,159,100
                                                                -------------                    -------------

(iii)  Off-Balance Sheet ($)
Swaps - Fixed Rate Swap                                                     -                      (5,218,808)
      - Cross Currency Swap                                                 -                      167,477,400
                                                                -------------                    -------------
Total                                                                       -                      162,258,592
                                                                =============                    =============

The fair value for cash and other short term receivables and payables approximate their carrying amount.

For variable rate Mortgage Loans, the carrying amount is a reasonable estimate of net fair value. The net fair value for fixed rate loans was calculated by utilising discounted cash flow models (i.e., the net present value of the portfolio future principal and interest cash flow), based on the maturity of the loans. The discount rates applied were based on the current benchmark rate offered for the average remaining term of the portfolio (as per the Commonwealth
Bank). The mortgage loan portfolio is carried at less than aggregate fair value due to a decrease in current benchmark rates for fixed rate loans. No adjustment has been made to carrying value as loans are intended to be held until maturity.

There is no fair value adjustment for the Basis Swap as it can be terminated without penalty at the next roll-over period by the swap provider. The net fair value of the Fixed Rate Swap has been estimated on the basis of the agreed rates against the yield curve (for swaps) for its remaining term (as per the Commonwealth Bank) as at 30 June 2001.

The fair value of currency swaps is based on the mark to market methodology used by the swap provider taking into account expected cash flows and movements in foreign exchange rates.

There is no readily available market price in respect of the Notes issued by the Trust. Net fair value for these Notes has been estimated on the basis of trading margins on them as at the balance date, and calculated on amortised principal balances.


16.  CONTINGENT LIABILITIES

No contingent liabilities were identified by the Trust at balance date.


17.  REPORTING BY SEGMENTS

The Trust operates predominantly in the Loan Securitisation area in Australia and all mortgages are domiciled in Australia. The Trust has issued three tranches of medium term notes, two denominated in Australian dollars for Australian investors and the largest tranche denominated in US dollars to investors in Europe and the US. As at 30/6/01, of the total Bonds outstanding of AUD 1,937,920,982 the US dollar bonds outstanding totalled USD 886,887,304 (AUD equivalent $1,576,688,540).

SERIES 2000-2G MEDALLION TRUST

MANAGER'S STATEMENT

In the opinion of the Manager:

(a) the financial statements set out on pages 3 to 16 are drawn up so as to give a true and fair view of the results from operations and cash flows for the reporting period ended 30 June 2001, and the state of affairs of the Trust at 30 June 2001;

(b) the financial statements have been made out in accordance with applicable Accounting Standards, other mandatory reporting requirements and the Trust Deed dated 8 October 1997;

(c) the Trust has operated during the period 14 September 2000 to 30 June 2001 in accordance with the provisions of the Trust Deed.

Signed for and on behalf of Securitisation
Advisory Services Pty Limited as Manager of the Series 2000-2G Medallion Trust.


 /s/ Gary Lynton Mackrell
----------------------------------
Director

Sydney
25 October 2001


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


SERIES 2000-2G MEDALLION TRUST

TRUSTEE'S REPORT

The financial statements for the period 14 September 2000 to 30 June 2001 have been prepared by the Trust Manager, Securitisation Advisory Services Pty Limited as required by the Trust Deed.

The Auditor of the Trust, Ernst & Young, who has been appointed by us in accordance with the Master Trust Deed, has conducted an audit of these financial statements.

A review of operations of the Trust and the results of those operations for the reporting period is contained in the Manager's Report.

Based on our ongoing program of monitoring the Trust, the Trust Manager and our review of the financial statements, we believe that:

(i)  the Trust has been conducted in accordance with the Trust Deed;

(ii) the financial statements have been appropriately prepared and contained all relevant and required disclosures.

We are not aware of any material matter or significant change in the state of affairs of the Trust occurring up to the date of this report that requires disclosure in the financial statements and the notes thereto that has not already been disclosed.



Signed for and on behalf of
Perpetual Trustee Company Limited


 /s/
----------------------------------

Sydney
25 October 2001


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